

February 10, 2023

Barbara E. Matthews
General Counsel and Corporate Secretary
Hagerty, Inc.
121 Drivers Edge
Traverse City, MI 49684

> **Re: Hagerty, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 3, 2023**
> **File No. 333-269555**

Dear Barbara E. Matthews:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance